ASHFORD HOSPITALITY TRUST, INC.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
(972) 490-9600
August 24, 2005
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW, Mail Stop 4561
Washington, DC 20549
Attention: Amanda McManus

Re:	Ashford Hospitality Trust, Inc.
Registration Statement No. 333-126821
Dear Ms. McManus:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ashford Hospitality Trust, Inc. hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to 12:00 p.m. (Washington, DC time) on August 26, 2005, or as soon thereafter as practicable.
     The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding this request, please contact my counsel, Muriel McFarling, Andrews Kurth LLP at (214) 659-4461.

Sincerely, ASHFORD HOSPITALITY TRUST, INC.
By:	/s/ David A. Brooks
David A. Brooks, Chief Legal Officer